Buenos Aires, February 17, 2003 - Perez Companc S.A. (Buenos Aires: PC NYSE: PC) informs that today Petróleo Brasileiro S.A. – "Petrobras", a company holding a 58.62% interest in Perez Companc’s capital stock, has announced the results for fiscal year ended December 31, 2002. Petrobras has included as "pro forma" information Petrobras’ consolidated results as of such date including Perez Companc’s results for the October-November 2002 two-month period, since the acquisition of Perez Companc S.A.’s shares by Petrobras was effected on October 17, 2002. Such transaction is pending approval by the "Comision Nacional de Defensa de la Competencia (Antitrust Committee) of the Argentine Republic.

The information on Perez Companc S.A.’ results has been prepared according to the accounting principles generally accepted in Brazil, which materially differ from the accounting principles generally accepted in Argentina (Argentine GAAP) in terms of both valuation and exposure criteria. Therefore, if such information had been prepared according to the Argentine GAAP, the results reported would have been materially different.

It is worth nothing that this information has been expressly prepared to be incorporated as additional information in connection with the controlling company, Petrobras, and does not match the information usually disclosed by the Company.

Perez Companc S.A. will announce the results for the fourth quarter of 2002 and for the fiscal year ended December 31, 2002 according to the Argentine GAAP within the applicable terms.

Below you will find the information (stated in million dollars) that to such effect the Company provided to its controlling company, Petrobras.

Consolidated statement of income of Perez Companc for the two month periods october and november 2002
(In millions of dollars)

Net sales	264
Costs of sales	(172)
Gross profit	92
Administrative and selling expenses	(29)
Exploration expenses	(2)
Other expenses - net	(16)
Financial income (expense) - net	(19)
Equity in earnings of affiliates	2
Subtotal	28
Income tax	(13)
Minority interest in subsidiaries	0
Net income	15

The information above has been disclosed by Petrobras considering its 58.62% equity interest in Perez Companc S.A. In addition, the pro forma information disclosed by Petrobras includes information about Petrolera Perez Companc S.A.